SUPPLEMENTAL BENEFIT RIDER

This rider is part of Your policy. It is issued in consideration of the policy application and the charge for this rider as described below and as shown on Your Data Pages. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the same as the Policy Date.

RIDER BENEFIT

This rider provides an insurance benefit of the Supplemental Benefit Rider Face Amount shown on the Data Pages. The Supplemental Benefit Rider Face Amount is included in the Total Face Amount, shown on the Data Pages, and is used to determine the death proceeds as described in Your policy. We will pay this benefit amount to the beneficiary(ies) when We receive proof that the Insured died while this rider is in force. Except as described below in the Impacts To Supplemental Benefit Rider Face Amount provision, the Supplemental Benefit Rider Face Amount cannot be adjusted.

This rider does not have Surrender Value or loan value.

PROTECTION PERIOD

This rider’s protection period ends on its Expiration Date as shown on the Data Pages. This protection period will be extended to the date of the Insured’s death if the Policy Maturity Date shown on Your Data Pages is extended as described in Your policy.

RIDER CHARGES

SUPPLEMENTAL BENEFIT COST OF INSURANCE RATES

We deduct the cost of insurance for the benefits provided by this rider on each Monthly Date. Cost of insurance rates are determined by Us and will never be higher than the guaranteed maximum rates stated in the table of Guaranteed Maximum Supplemental Benefit Cost of Insurance Rates on Your Data Pages. We may use rates lower than these guaranteed rates. We determine cost of insurance rates based on, including but not limited to, Our expectations as to Our future investment earnings, expenses, state and federal taxes, mortality and persistency experience, market conditions, and revenue for profit. Any change in these rates applies to all individuals of the same class as the Insured.

Cost of insurance rates at issue and for any Total Face Amount increases vary by age at issue and adjustment, duration since issue and adjustment, risk class and tobacco status of the Insured. Cost of insurance rates also vary by the gender of the Insured, except for policies issued in connection with employment-related insurance and benefit plans not based on the gender of the Insured.

MONTHLY POLICY ISSUE CHARGE

We deduct a monthly policy issue charge per $1,000 of Supplemental Benefit Rider Face Amount on each Monthly Date. The monthly policy issue charge is determined by Us and is subject to change as described in the Changes In Policy Charges And Rates provision of Your policy. However, it will not exceed the Guaranteed Maximum Monthly Policy Issue Charge shown on Your Data Pages.

The monthly policy issue charge at issue and for any Total Face Amount increase varies by age at issue and adjustment, duration since issue and adjustment, risk class, and tobacco status of the Insured. The monthly policy issue charge also varies by the gender of the Insured, except for policies issued in connection with employment-related insurance and benefit plans not based on the gender of the Insured.

PREMIUM EXPENSE CHARGE

We deduct a Premium Expense Charge from each premium payment. The result is the Net Premium.

The Premium Expense Charge is determined by Us and is subject to change as described in the Changes In Policy Charges And Rates provision of Your policy. However, it will not exceed the Guaranteed Maximum Premium Expense Charge shown on Your Data Pages.

The Premium Expense Charge varies by duration since issue or adjustment.

IMPACTS TO SUPPLEMENTAL BENEFIT RIDER FACE AMOUNT

The Supplemental Benefit Rider Face Amount may change as a result of:

1.	A requested increase or decrease to the Total Face Amount;

2.	a Death Benefit Option change;

3.	a partial surrender; or

4.	the effects of any rider attached to the policy.

In the above situations, the Total Face Amount adjustment will be prorated between the Base Policy Face Amount and the Supplemental Benefit Rider Face Amount at the same proportion that existed on the Policy Date.

SUICIDE

The Suicide provision of the policy to which this rider is attached applies to this rider.

TERMINATION

This rider terminates on the first of:

1.	termination of Your policy;

2.	the end of this rider’s protection period;

3.	the exercise of any rider that prevents policy lapse due to Loan Indebtedness; or

4.
Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive Your Notice. We may require that You send Your policy to Our Home Office to record the cancellation.

REINSTATEMENT

This rider may be reinstated as part of Your policy if all conditions for reinstatement of the policy are met, and subject to Our then current underwriting guidelines and all rider provisions.

/s/ Amy C. Friedrich
___________________________
President

Principal National Life Insurance Company
Des Moines, Iowa 50392-0001